[redacted]

08000111

Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

January 4, 2008

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company and brief English descriptions of such documents, as applicable, which were made public since our last submission dated January 3, 2008, copies of which are enclosed with this letter (a list of index is provided in <u>Annex 1</u>).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2342 or by facsimile at 011-852-2845-0476.

dlw 1/9

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
P.H. CHIK***
STEPHEN R. ENO*
DAVID FLEMING
ANTHONY JACOBSEN***
SUSAN KENDALL
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU***
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO***
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
JACQUELINE SHEK
CHRISTOPHER SMITH***
DAVID SMITH
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
TRACY WUT
RICKY YIU
PRISCILLA YU

REGISTERED FOREIGN LAWYERS
JENNIFER JIA CHEN (NEW YORK)
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
MARCO MARAZZI (ITALY)
JULIE JIMMERSON PENG (CALIFORNIA)
ALLEN TZO CHING SHYU (ILLINOIS)
JOSEPH T. SIMONE (CALIFORNIA)
BRIAN SPIRES (MARYLAND)
HOWARD WU (CALIFORNIA)
SIMONE W. YEW (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)
DANIAN ZHANG (WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer
***Non-Resident in Hong Kong

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu/ Ingrid Ling/ Michele Lam

Encl.

Annex 1

**A List of Documents Made Public
in connection with the Listing since our last submission on
January 3, 2008**

1. Overseas Regulatory Announcement related to The Third Quarterly Report 2007, dated October 30, 2007, by the Company.

2. Announcement regarding Unusual Trading Volume Movements, dated January 3, 2008, by the Company.

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店(集團)股份有限公司
(於中華人民共和國註冊成立的股份有限公司)

(股份代碼：2006)

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司(「本公司」)於2007年10月31日於上海和香港發布：

上海錦江國際酒店發展股份有限公司

2007年第三季度報告正文

§1 重要提示

1.1 本公司董事會、監事會及其董事、監事、高級管理人員保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性承擔個別及連帶責任。

1.2 公司全體董事出席董事會會議。

1.3 公司第三季度財務報告未經審計。

1.4 公司負責人董事長俞敏亮先生，主管會計工作負責人首席執行官陳灝先生及會計機構負責人副總裁盧正剛先生聲明：保證本季度報告中財務報告的真實、完整。

2.1 主要會計數據及財務指標

幣種：人民幣

	本報告期末	上年度期末	本報告期末比上年度期末增減(%)
總資產(元)	2,426,859,357	2,380,366,329	1.95
股東權益(不含少數股東權益)(元)	2,110,564,473	2,039,077,080	3.51
每股淨資產(元)	3.4987	3.3802	3.51

	年初至報告期期末(1–9月)	比上年同期增減(%)
經營活動產生的現金流量淨額(元)	92,158,755	-2.13
每股經營活動產生的現金流量淨額(元)	0.1528	-2.13

	報告期(7-9月)	年初至報告期期末(1-9月)	本報告期比上年同期增減(%)
淨利潤(元)	58,928,858	191,658,463	-7.97
基本每股收益(元)	0.0977	0.3177	-7.97
扣除非經常性損益後基本每股收益(元)	0.0977	0.2800	-7.22
稀釋每股收益(元)	0.0977	0.3177	-7.97
淨資產收益率(%)	2.79	9.08	減少0.42個百分點
扣除非經常性損益後的淨資產收益率(%)	2.79	8.00	減少0.39個百分點

非經常性損益項目	年初至報告期期末金額(1-9月)(元)
非流動資產處置損益	25,955,801
計入當期損益的政府補助，但與公司業務密切相關，按照國家統一標準定額或定量享受的政府補助除外	733,552
除上述各項之外的其他營業外收支淨額	77,160
所得税影響數	-4,014,977
合計	22,751,536

2.2 報告期末股東總人數及前十名無限售條件流通股股東持股表

單位：股

報告期末股東總數（戶）　56,723（其中：A股股東27605戶，B股股東29118戶）

前十名無限售條件流通股股東持股情況

股東名稱（全稱）	期末持有無限售條件流通股的數量	種類
上海錦江國際酒店（集團）股份有限公司	44,932,040	人民幣普通股
雙錢集團股份有限公司	8,541,951	人民幣普通股
HSBC FS,HTSG A/C 9006G A/C 11-01960	4,431,398	境內上市外資股
上海嘉海投資有限公司	4,386,229	人民幣普通股
大成精選增值混合型證券投資基金	4,260,328	人民幣普通股
中海能源策略混合型證券投資基金	4,129,500	人民幣普通股
J.P.MORGAN WHITEFRIARS INC.	3,329,547	境內上市外資股
金鑫證券投資基金	2,529,203	人民幣普通股
IXIS INTERNATIONAL FUNDS(LUX)I IXIS AMA EMERGING ASIA	2,009,846	境內上市外資股
上海證券有限責任公司	1,629,384	人民幣普通股

2.3 報告期內經營活動總體狀況的簡要回顧

公司營業收入第三季度實現21,448萬元，同比增長6.90%；1至9月份62,468萬元，同比增長9.81%。營業利潤第三季度實現7,136萬元，同比增長1.11%；1至9月份23,079萬元，同比增長15.92%。公司股東淨利潤第三季度實現5,893萬元，受公司合營企業武漢錦江大酒店有限公司營業初期業績影響，同比減少7.97%；1至9月份19,166萬元，同比增長9.89%。

在酒店管理方面，9月末錦江國際酒店管理公司履約管理的星級酒店總數為93家。錦江中央預定系統（JREZ）預定量持續增長。星級酒店管理業務收入第三季度實現1,981萬元，受和平飯店等部分酒店全面修繕等影響，同比減少3.6%，1至9月份6,541萬元，同比減少3.4%。星級酒店管理業務利潤第三季度實現898萬元，同比增長14.4%；1至9月份3,055萬元，同比增長2.6%。

在餐飲業務方面，公司持股49%的上海肯德基有限公司第三季度實現營業收入52,206萬元，同比增長16.4%；9月末餐廳總數為207家。公司持股50%的上海新亞大家樂餐飲有限公司第三季度實現營業收入5,748萬元，同比增長8.8%；9月末「新亞大包」餐廳總數67家，「大家樂」餐廳總數6家。公司持股40%的上海吉野家快餐有限公司第三季度實現營業收入1,112萬元，同比增長62.6%；9月末餐廳總數為12家。公司持股30%的上海靜安麵包房有限公司第三季度實現營業收入3,828萬元，同比增長5.6%；9月末門店總數為63家。公司持股51%的上海錦江同樂餐飲管理有限公司第三季度實現營業收入392萬元，同比增長133.3%；9月末「錦廬」餐廳總數為2家。

在酒店投資方面，公司持股滿20%且營業滿一年的四家高星級酒店第三季度平均出租率為76.8%，同比增加5.4個百分點；平均房價959元，同比下降10.9%。公司持股50%的武漢錦江大酒店於6月末開始營業試運轉後，出租率呈現逐月上升的趨勢；七至九月份的平均房價為612元。公司持股滿20%的二、三星級酒店第三季度平均出租率為73.4%，同比減少0.2個百分點；平均房價301元，同比下降2.7%。今年前三季度星級酒店市場競爭日益加劇，公司投資的星級酒店總體經營狀況好於市場平均水平。公司持股20%的錦江之星旅館有限公司投資、管理和特許加盟的經濟型酒店為248家（含簽約籌建）。

§3 重要事項

3.1 公司主要會計報表項目、財務指標大幅度變動的情況及原因

√適用 □不適用

3.1.1 資產負債表項目變動的情況及原因

項目	2007年9月30日	2007年1月1日	變動 金額	%
應收帳款	58,244,665	28,955,625	29,289,040	101.15
其他應收款	22,160,781	33,235,437	-11,074,656	-33.32
可供出售金融資產	29,059,759	5,690,060	23,369,699	410.71
固定資產	260,516,226	412,707,296	-152,191,070	-36.88
在建工程	11,169,490	33,471,397	-22,301,907	-66.63
長期待攤費用	17,251,213	32,138,620	-14,887,407	-46.32
遞延所得稅資產	6,593,652	4,794,077	1,799,575	37.54
短期借款	23,000,000	39,000,000	-16,000,000	-41.03
應交稅費	35,379,995	23,684,171	11,695,824	49.38
長期借款	2,040,000	—	2,040,000	不適用
遞延所得稅負債	3,769,089	—	3,769,089	不適用

變動原因簡要分析：

(1) 應收賬款

期末5,824萬元，期初2,895萬元，增加2,929萬元，上升101.15%。主要系本集團營業額增長以及增加應收銷售月餅款項等所致。

(2) 其他應收款

期末2,216萬元，期初3,323萬元，減少1,107萬元，下降33.32%。主要系本公司一下屬子公司收回應收某證券公司款項1,468萬元所致（詳見3.5.3應收某證券公司的款項）。

(3) 可供出售金融資產

期末2,906萬元，期初569萬元，增加2,337萬元，上升4.11倍。主要系因報告期末市價與賬面價值之間的價值變動而增加2,513萬元、因新增轉入可供出售金融資產而增加100萬元和因出售可供出售金融資產而減少276萬元所致。

(4) 固定資產

期末26,052萬元，期初41,271萬元，減少15,219萬元，下降36.88%。主要系本公司在報告期內轉出七家經濟型酒店整體資產、股權用於增資上海錦江國際旅館投資有限公司所致。

(5) 在建工程

期末1,117萬元，期初3,347萬元，減少2,230萬元，下降66.63%。主要系本公司之分公司建造工程完工轉入固定資產所致。

(6) 長期待攤費用

期末1,725萬元，期初3,214萬元，減少1,489萬元，下降46.32%。主要系本公司在報告期內轉出七家經濟型酒店整體資產、股權用於增資上海錦江國際旅館投資有限公司所致。

(7) 遞延所得稅資產

期末659萬元，期初479萬元，增加180萬元，上升37.54%。主要系本公司之子公司按照稅法規定能夠於以後年度抵減應納稅所得額的可抵扣暫時性差異增加，調整遞延所得稅資產所致。

(8) 短期借款

期末2,300萬元，期初3,900萬元，減少1,600萬元，下降41.03%。主要系本公司之子公司歸還銀行借款所致。

(9) 應交稅費

期末3,538萬元，期初2,368萬元，增加1,170萬元，上升49.38%。主要系本公司因轉出七家經濟型酒店整體資產、股權而計提稅金以及本公司之子公司應納稅所得額增加所致。

(10) 長期借款

期末204萬元，期初0萬元，增加204萬元。主要系本公司下屬一子公司發生借款所致。

(11) 遞延所得稅負債

期末377萬元，期初0萬元，增加377萬元。主要系本公司可供出售金融資產公允價值變動確認遞延所得稅負債所致。

3.1.2 利潤表項目變動的情況及原因

項目	1月1日至9月30日 2007年	2006年	同比變動 *金額*	*%*
營業收入	624,678,555	568,852,501	55,826,054	9.81
營業成本	193,531,752	170,462,432	23,069,320	13.53
財務費用	-1,959,034	73,173	-2,032,207	不適用
投資收益	117,955,306	101,299,102	16,656,204	16.44
其中：對聯營企業和合營企業的投資收益	64,905,393	81,426,241	-16,520,848	-20.29
營業外收入	1,002,174	13,201,049	-12,198,875	-92.41
營業外支出	191,462	3,258,668	-3,067,206	-94.12

變動原因簡要分析：

(1) 營業收入

本期62,468萬元，上年同期56,885萬元，增加5,583萬元，上升9.81%。主要系本公司附屬公司酒店營運業務及貿易業務收入增加所致。

(2) 營業成本

本期19,353萬元，上年同期17,046萬元，增加2,307萬元，上升13.53%。主要系本公司下屬子公司貿易業務成本增加所致。

(3) 財務費用

本期財務收入196萬元，上年同期財務費用7萬元，減少203萬元。主要系本公司利息收入增加和本公司下屬子公司借款減少所致。

(4) 投資收益

本期11,796萬元，上年同期10,130萬元，增加1,666萬元，上升16.44%。下表列示了投資收益本期與上年同期的比較情況。

投資收益項目	1月1日至9月30日 2007年	2006年	同比變動 *金額*	*%*
基金投資收益／(損失)	—	445,808	-445,808	-100.00
可供出售金融資產收益	26,063,876	—	26,063,876	不適用
委托貸款收益	—	21,089	-21,089	-100.00
按權益法調整的被投資公司所有者權益淨增減的金額	64,905,393	81,426,241	-16,520,848	-20.29
以成本法核算的被投資公司宣告發放的股利	26,044,969	20,362,644	5,682,325	27.91
股權投資差額攤銷	—	-256,743	256,743	-100.00
長期投資減值準備的轉回／(計提)	—	741,426	-741,426	-100.00
其他	941,068	-1,441,363	2,382,431	不適用
合計	117,955,306	101,299,102	16,656,204	16.44

註：1. 「按權益法調整的被投資公司所有者權益淨增減的金額」本期為6,491萬元，上年同期為8,143萬元，減少1,652萬元，下降20.29%。主要系於報告期內營業試運轉的本公司合營企業武漢錦江大酒店有限公司開辦費攤銷和經營初期虧損2,013萬元。

2. 「以成本法核算的被投資公司宣告發放的股利」本期為2,604萬元，上年同期為2,036萬元，增加568萬元，上升27.91%。主要系杭州肯德基股利1,444萬元，比上年同期增加278萬元；蘇州肯德基股利715萬元，比上年同期增加223萬元；無錫肯德基股利394萬元，比上年同期增加112萬元。

(5) 對聯營企業和合營企業的投資收益

本期6,491萬元，上年同期8,143萬元，減少1,652萬元，下降20.29%。主要系於報告期內營業試運轉的本公司合營企業武漢錦江大酒店有限公司開辦費攤銷和經營初期虧損2,013萬元。

(6) 營業外收入

本期100萬元，上年同期1,320萬元，減少1,220萬元，下降92.41%。主要系上年同期含本公司下屬一子公司因土地及建築物被徵用所得的淨收入所致。

(7) 營業外支出

本期19萬元，上年同期326萬元，減少307萬元，下降94.12%。主要系本期本公司附屬公司處置固定資產損失較上年同期減少所致。

3.1.3 現金流量表項目變動的情況及原因

項目	1月1日至9月30日 2007年	2006年	同比變動 *金額*	*%*
經營活動產生的現金流量淨額	92,158,755	94,167,391	-2,008,636	-2.13
投資活動產生的現金流量淨額	56,485,816	28,003,357	28,482,459	101.71
籌資活動產生的現金流量淨額	-205,304,669	-178,334,606	-26,970,063	不適用

變動原因簡要分析：

(1) 經營活動產生的現金流量淨額本期9,216萬元，上年同期9,417萬元，減少201萬元，下降2.13%。主要系本公司及附屬公司人工成本、稅費支出和預付采購款項等增加所致。

(2) 投資活動產生的現金流量淨額本期5,649萬元，上年同期2,800萬元，增加2,848萬元，上升101.71%。主要系本公司出售可供出售金融資產和減少購建固定資產等所致。

(3) 籌資活動產生的現金流量淨額本期-20,530萬元，上年同期-17,833萬元，減少2,697萬元。主要系本公司分配股利增加所致。

3.2 重大事項進展情況及其影響和解決方案的分析說明

√適用　□不適用

與日常經營相關的關聯交易

(1) 銷售商品、提供勞務的重大關聯交易

關聯方名稱	關聯交易內容	關聯交易定價原則	關聯交易金額	佔同類交易額的比重(%)	關聯交易結算方式	關聯交易對公司利潤的影響
錦江酒店集團及其下屬酒店服務類企業	酒店管理	市場價格	37,367,439	57.33	現金	拓展酒店管理市場
錦江國際、錦江酒店集團及其下屬酒店服務類企業	銷售貨物	市場價格	96,868,346	84.86	現金	實施統一採供降低成本

(2) 財務公司存款

本公司將部分結算資金或閑置資金存入錦江國際集團財務有限責任公司（經批准的非銀行金融機構），報告期末餘額為46,996萬元。本公司於2007年5月30日召開的2006年度股東大會審議通過了財務公司存款的決議：公司2007年度在錦江國際集團財務有限責任公司預計存款餘額最高上限不超過8億元人民幣。

3.3 公司、股東及實際控制人承諾事項履行情況

□適用　√不適用

3.4 預測年初至下一報告期期末的累計淨利潤可能為虧損或者與上年同期相比發生大幅度變動的警示及原因說明

□適用　√不適用

3.5 其他需要說明的重大事項

3.5.1 公司持有其他上市公司股權情況

√適用　□不適用

序號	股票代碼	簡稱	持股數量（股）	佔該公司股權比例(%)	初始投資成本（元）	會計核算科目
1	600655	豫園商城	515,315	＜1%	1,733,060.00	可供出售金融資產
2	601328	交通銀行	801,400	＜1%	1,000,000.00	可供出售金融資產
3	600627	上電股份	180,000	＜1%	660,000.00	可供出售金融資產
4	600647	同達創業	330,000	＜1%	539,437.47	可供出售金融資產
合計			—	—	3,932,497.47	—

3.5.2 公司持有非上市金融企業、擬上市公司股權的情況

√適用 □不適用

持有對象名稱	初始投資金額(元)	持股數量(股)	佔該公司股權比例(%)	期末賬面價值(元)
長江證券有限責任公司	156,026,908	150,000,000	7.5%	156,026,908
中銀萬國證券股份有限公司	10,000,000	11,088,566	<1%	5,000,000
中國全聚德(集團)股份有限公司	1,180,000	1,000,000	<1%	1,180,000
小計	167,206,908	162,088,566	—	162,206,908

註:1. 長江證券有限責任公司(以下簡稱「長江證券」)擬被石家莊煉油化工有限公司吸收合併。本公司在實施該吸收合併前,已預留所持長江證券股權的5%(7,500,000股)用於實施長江證券員工的股權激勵計劃。若扣除該預留股權,本公司對長江證券的持股數量和持股比例為142,500,000股和7.12%。該股權激勵計劃尚需主管部門批准後方可實施。

根據石家莊煉油化工股份有限公司(證券代碼:000783,以下簡稱「石煉化」)2007年2月15日2007年第一次臨時股東大會暨股權分置改革相關股東會議表決結果公告,石煉化股東大會已審議通過了《關於石家莊煉油化工股份有限公司股權分置改革方案的議案》、《石家莊煉油化工股份有限公司重大資產出售、定向回購股份暨以新增股份吸收合併長江證券有限責任公司報告書》等議案。若完成吸收合併及股權分置改革,本公司現有長江證券股份有限公司的持股數量和持股比例將變為吸收合併後石煉化的股份100,637,463股和6.01%。本交易尚需獲得國家相關主管部門的批准或核准後方可實施。截止本報告日,本次交易尚未開始實施。

2. 中國全聚德(集團)股份有限公司於2007年10月26日刊登《首次公開發行股票招股意向書》。該公司首次公開發行不超過3,600萬股人民幣普通股(A股)的申請已獲中國證券監督管理委員會證監發行字[2007]377號文核准。(http://www.szse.cn)

3.5.3 應收某證券公司的款項

2004年9月20日,某證券公司下屬一營業部向本公司一下屬子公司簽發金額為14,684,475元的票據。後該子公司將票據解入銀行要求付款時,發生退票。該子公司在催款無果後,向上海市第一中級人民法院提起訴訟,併對該營業部1,591.1平方米的自有房產實施了訴訟保全手續。

2005年4月25日,上海市第一中級人民法院判決該子公司勝訴。該營業部不服併向上海市高級人民法院提起上訴。上海市高級人民法院於2005年7月26日以因最高人民法院通知對以該證券公司為被告的案件需暫緩審理為由,裁定本案中止訴訟。

經多次協商,2007年9月4日,該證券公司向本公司下屬該子公司支付了上述款項,本公司下屬該子公司已於2007年9月10日向上海市第一中級人民法院提出撤訴及解除訴訟保全申請。

3.5.4 擔保情況

公司第五屆十四次董事會於2007年7月25日召開，審議並通過了關於為上海錦江同樂餐飲管理有限公司借款提供擔保的議案。

上海錦江同樂餐飲管理有限公司（以下簡稱「錦江同樂」）是本公司控股100%的上海錦江國際餐飲投資管理有限公司與新加坡同樂（中國）控股私人有限公司於2006年1月合資組建成立的，目前公司註冊資本為人民幣1,000萬元，其中上海錦江國際餐飲投資管理有限公司持有51%的股權。

「錦江同樂」第一家餐廳於2006年6月在上海開業，第二家餐廳於2007年8月在武漢開業。為適應業務發展的需要，「錦江同樂」董事會於2007年1月通過對外籌資400萬元人民幣的決議。按照本公司持股比例，本公司為「錦江同樂」向錦江國際集團財務有限責任公司提出的204萬元借款提供信用擔保。借款期限為2007年9月24日至2010年9月24日，保證方式為連帶責任保證。

上海錦江國際酒店發展股份有限公司
法定代表人：俞敏亮
2007年10月31日

承董事會命
上海錦江國際酒店（集團）股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2007年10月30日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為海外公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese versions of the following announcement will be released on 31 October 2007 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the ''Company''), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A shares and B shares are listed on the Shanghai Stock Exchange:

Shanghai Jinjiang International Hotels Development Co., Ltd.

The Third Quarterly Report 2007

§ 1. Important Notice

1.1 The Board of Directors, the Supervisory Committee as well as directors, supervisors and senior management of Shanghai Jinjiang International Hotels Development Co., Ltd. (hereinafter referred to as "the Company") warrant that this report does not contain any false or misleading statements or any material omissions and jointly and severally accept responsibility for the truthfulness, accuracy and completeness of its contents.

1.2 All directors attended the Board Meeting.

1.3 The Financial Report of the Third Quarterly Report is unaudited.

1.5 Mr. Yu Minliang, Person in charge and Chairman of the Company; Mr. Chen Hao, Person in charge of Accounting Work and Chief Executive Officer; as well as Mr. Lu Zhenggang, Person in charge of Accounting Department, hereby confirm that the Financial Report enclosed in the Quarterly Report is true and complete.

§ 2. Company Profile

2.1 Major accounting data and financial indicators

Unit: RMB

	At the end of the report period	At the end of the previous year	Increase/decrease at the end of the report period compared with that at the end of the last year (%)
Total assets (RMB Yuan)	2,426,859,357	2,380,366,329	1.95
Owner's equity (excluding minority interest) (RMB Yuan)	2,110,564,473	2,039,077,080	3.51
Net assets per share (RMB Yuan)	3.4987	3.3802	3.51
	From the beginning of the year to the end of the report period (January- September)		Increase/decrease during the report period compared with that of the last year (%)
Net cash flow from operating activities (RMB Yuan)	92,158,755		-2.13
Net cash flow per share from operating activities (RMB Yuan)	0.1528		-2.13
	The report period (July – September)	From the beginning of the year to the end of the report period (January- September)	Increase/decrease during the report period compared with that of the last year (%)
Net profit (RMB Yuan)	58,928,858	191,658,463	-7.97
EPS-Basic (RMB Yuan)	0.0977	0.3177	-7.97
EPS-Basic after deducting non-recurring gains/losses (RMB Yuan)	0.0977	0.2800	-7.22
EPS-Diluted (RMB Yuan)	0.0977	0.3177	-7.97
Return on equity (%)	2.79	9.08	Down by 0.42 percentage points
Return on equity after deducting non-recurring gains/losses (%)	2.79	8.00	Down by 0.39 percentage points

Items of non-recurring gains/losses	From the beginning of the year to the end of the report period (January- September) (RMB Yuan)
Gains/losses from disposing non-current assets	25,955,801
Government subsidies included in current gains/losses , excepting for government subsidy closely related to business of the Company and enjoyed in certain amount according to national unified standards.	733,552
Net non-operating income and expenses except the foresaid events	77,160
Effect of income tax	-4,014,977
Total	22,751,536

2.2 Total number of shareholders at the end of the report period and statement on shares held by the top ten shareholders holding tradable shares not subject to lock-up

Unit: share

Total number of shareholders	56,723 (27,605 A shareholders and 29,118 B shareholders)	
Tradable shares held by the top ten shareholders not subject to lock-up		
Name of shareholders (Full name)	Number of tradable shares held not subject to lock-up	Type of share
Shanghai Jinjiang International Hotels (Group) Co., Ltd.	44,932,040	RMB ordinary share
Double Coin Holdings Ltd.	8,541,951	RMB ordinary share
HSBC FS, HTSG A/C 9006G A/C 11-01960	4,431,398	Domestically listed foreign share
Shanghai Fancy Ocean Investment Co., Ltd.	4,386,229	RMB ordinary share
Dacheng Selected Value-added Mixed Type Securities Investment Funds	4,260,328	RMB ordinary share
Zhonghai Energy Strategic Mixed Type Securities Investment Funds	4,129,500	RMB ordinary share
J. P. MORGAN WHITEFRIARS INC.	3,329,547	Domestically listed foreign share
Jinxin Securities Investment Fund	2,529,203	RMB ordinary share
IXIS INTERNATIONAL FUNDS (LUX) I IXIS AMA EMERGING ASIA	2,009,846	Domestically listed foreign share
Shanghai Securities Co., Ltd.	1,629,384	RMB ordinary share

2.3 Brief review on the overall operating activities of the Company during the report period

Sales reached RMB 214.48 million in the third quarter, up by 6.90% over the same period of last year; sales for the period from January to September amounted to RMB 624.68 million, up by 9.81% over the same period of last year. Operating profit reached RMB 71.36 million in the third quarter, up by 1.11% over the same period of last year; operating profit for the period from January to September amounted to RMB 230.79 million, up by 15.92% over the same period of last year. Net profit of shareholders of the Company reached RMB 58.93 million in the third quarter, down by 7.97% over the same period of last year, representing performance of Wuhan Jinjiang Hotel Co., Ltd., a joint venture of the Company, in its initial stage of operation; net profit for the period from January to September amounted to RMB 191.66 million, up by 9.89% over the same period of last year.

In hotel management, there were 93 star-rated hotels at the end of September which were operated by Jinjiang International Hotels Management Company on management contracts. Booking amount in JREZ increased continuously. Income from management of star-rated hotels reached RMB 19.81 million, down by 3.6% over the same period of last year owing to overall renovation works of certain hotels such as Peace Hotel; gained RMB 65.41 million from January to September, down by 3.4% over the same period of last year. Profit from management of star-rated hotels reached RMB 8.98 million in the third quarter, up by 14.4% over the same period of last year; or RMB 30.55 million for the period from January to September, up by 2.6% over the same period of last year.

In catering business, Shanghai KFC Co., Ltd., in which the Company held a 49% equity interest, realized sales of RMB 522.06 million in the third quarter, up by 16.4% over the same period of last year; there were 207 restaurants as at the end of September. Shanghai New Asia Cafe de Coral Catering Co., Ltd., in which the Company held a 50% equity interest, realized sales RMB 57.48 million in the third quarter, up by 8.8% over the same period of last year; there were 67 "New Asia Snack" and 6 "Cafe de Coral" as at the end of September. Shanghai Yoshinoya Fast Food Co., Ltd. of which the Company holding 40% shares realized sales RMB 11.12 million in the third quarter, up by 62.6% over the same period of last year; there were 12 restaurants as at the end of September. Shanghai Jing An Bakery Co., Ltd. in which the Company held 30% shares realized sales RMB 38.28 million in the third quarter, up by 5.6% over the same period of last year; there were 63 shops as at the end of September. Shanghai Jinjiang Tung Lok Catering Management Co., Ltd., in which the Company held a 51% equity interest, realized sales RMB 3.92 million in the third quarter, up by 133.3% over the same period of last year; there were 2 "Chinoise Story" restaurants as at the end of September.

In hotels investment, four high-star hotels in which the Company held equity interests of over 20% operating more than one year reached the average rental rate of 76.8% in the third quarter, up by 5.4 percentage points over the same period of last year; the average room rate amounted RMB959, down by10.9% over the same period of last year. Since Wuhan Jinjiang Hotel in which the Company held 50% equity interests put into trial operation at the end of June and the rental rate began to mount up month by month; the average room rate from July to September amounted to RMB 612. Two star and three star hotels in which the Company held more than 20% equity interests reached the average rental rate of 73.4% in the third quarter, down by 2 percentage points; the average room rate amounted RMB 301, down by 2.7% over the same period of last year. In the first three quarters of this year, competition among star-rating hotels had become more intense, whereas the star-rating hotels invested by the Company outperformed the market in terms of overall operations. Budget hotels invested, managed or franchised by Jinjing Inn Company Limited, in which the Company held 20% equity interests, totaled 248 (including hotels for which contracts had been signed and hotels under construction).

§ 3. Significant Events

3.1 Particulars of substantial changes in major items of accounting statement and financial indicators and reason for change

√ Applicable ☐Not applicable

3.1.1 Particulars of change in balance sheet and reasons for change

Item	30th September, 2007	1st January, 2007	Change	
			Amount	%
Account receivable	58,244,665	28,955,625	29,289,040	101.15
Other account receivable	22,160,781	33,235,437	-11,074,656	-33.32
Available for sale financial assets	29,059,759	5,690,060	23,369,699	410.71
Fixed assets	260,516,226	412,707,296	-152,191,070	-36.88
Construction in progress	11,169,490	33,471,397	-22,301,907	-66.63
Long-term expense to be amortised	17,251,213	32,138,620	-14,887,407	-46.32
Deferred income tax assets	6,593,652	4,794,077	1,799,575	37.54
Short-term borrowings	23,000,000	39,000,000	-16,000,000	-41.03
Tax payable	35,379,995	23,684,171	11,695,824	49.38
Long-term borrowings	2,040,000	-	2,040,000	N/A
Deferred income tax liabilities	3,769,089	-	3,769,089	N/A

Brief analysis of reasons for change:

1) Account receivable

Amount at the end of period was RMB58.24 million, an increase of RMB29.29 million (up by 101.15%) compared with RMB28.95 million at the beginning of period, mainly as a result of the growth in the Group's turnover and the increase of account receivable relating to the sale of mooncakes.

2) Other account receivable

Amount at the end of period was RMB22.16 million, a decrease of RMB11.07 million (down by 33.32%) compared with RMB33.23 million at the beginning of period, mainly because a subsidiary of the Company recovered an amount of RMB14.68 million receivable from a securities company. (For details, please refer to 3.5.3 "Account receivable from a securities company".)

3) Available for sale financial assets

Amount at the end of period was RMB29.06 million, an increase of RMB23.37 million (up by 4.11 times) compared with RMB5.69 million at the beginning of period, mainly representing an increase of RMB25.13 million as a result of the change in the value difference between the market price and book value at the end of report period, an increase of RMB1 million in

available for sale financial assets and a decrease of RMB2.76 million resulting from the sale of available for sale financial assets.

4) Fixed assets

Amount at the end of period was RMB 260.52 million, a decrease of RMB152.19 million (down by 36.88%) compared with RMB412.71 million at the beginning of period, mainly because the Company disposed of its entire assets and equity interests in seven budget hotels during the report period for additional investment in Shanghai Jinjiang International Hotels Investment Co., Ltd.

5) Construction in progress

Amount at the end of period was RMB11.17 million, a decrease of RMB22.30 million (down by 66.63%) compared with RMB33.47 million at the beginning of period, mainly because the construction project of a branch company was completed and transferred to fixed assets.

6) Long-term expense to be amortised

Amount at the end of period was RMB17.25 million, a decrease of RMB14.89 million (down by 46.32%) compared with RMB32.14 million at the beginning of period, mainly because the disposed of its entire assets and equity interests in seven budget hotels during the report period for additional investment in Shanghai Jinjiang International Hotels Investment Co., Ltd.

7) Deferred income tax assets

Amount at the end of period was RMB6.59 million, an increase of RMB1.80 million (up by 37.54%) compared with RMB4.79 million at the beginning of period mainly because deferred income tax assets of the subsidiaries of the Company were adjusted as a result of the increase in deductible temporary difference that might be used to offset taxable income in future years under the provisions of the Tax Law .

8) Short-term borrowings

Amount at the end of period was RMB23.00 million, a decrease of RMB16.00 million (down by 41.03%) compared with RMB39.00 million at the beginning of period, mainly because of the repayment of bank loans by the subsidiaries of the Company .

9) Tax payable

Amount at the end of period was RMB35.38 million, an increase of RMB11.70 million (up by 49.38%) compared with RMB23.68 million at the beginning of period mainly representing tax payable in relation to the disposal of the Company's entire assets and equity interests in seven budget hotels and the increase in taxable income of its subsidiaries.

10) Long-term borrowings

Amount at the end of period was RMB2.04 million, an increase of RMB2.04 million compared with RMB0 at the beginning of period mainly representing loans incurred by a subsidiary.

11) Deferred income tax liabilities

Amount at the end of period was RMB3.77 million, an increase of RMB3.77 million compared with RMB0 at the beginning of period mainly because the change in fair value of financial assets was recognised as deferred income tax liabilities.

3.1.2 Particulars of change in income statement and reasons for change

Item	1st January - 30th September		Change compared with the same period last year	
	In the year 2007	In the year 2006	Amount	%
Sales	624,678,555	568,852,501	55,826,054	9.81
Cost of sales	193,531,752	170,462,432	23,069,320	13.53
Financial expense	-1,959,034	73,173	-2,032,207	N/A
Gain from investment	117,955,306	101,299,102	16,656,204	16.44
Including: income from investment on affiliated enterprise and joint venture enterprises	64,905,393	81,426,241	-16,520,848	-20.29
Non-operating income	1,002,174	13,201,049	-12,198,875	-92.41
Non-operating expense	191,462	3,258,668	-3,067,206	-94.12

Brief analysis of reasons for change:

1) Sales

Amount for this period was RMB624.68 million, an increase of RMB55.83 million (up by 9.81%) compared with RMB568.85 million for the same period of last year, mainly because of the increase in revenue from the hotel operation and trading business of the subsidiaries of the Company.

2) Operating cost

Amount for this period was RMB193.53 million, an increase of RMB23.07 million compared with RMB170.46 million for the same period last year, up by 13.53%, reflecting mainly the increase in costs for the trading business of the subsidiaries of the Company.

3) Financial expense

Financial income for this period was RMB1.96 million, a decrease of RMB2.03 million compared with financial expense of RMB0.07 million for the same period last year, which was mainly due to the increase in the interest income of the Company and the decrease in loans borrowed by subsidiaries of the Company.

4) Investment income

Investment income for this period was RMB117.96 million, an increase of RMB16.66 million compared with RMB101.30 million for the same period last year, up by 16.44%. The comparison in investment income between this period and the same period last year is set out as follows:

Items of investment income	1st January to 30th September		+/- year-on-year	
	2007	2006	Amount	%
Income /(loss) from investment funds	-	445,808	-445,808	-100.00
Income from financial assets available-for-sale	26,063,876	-	26,063,876	N/A
Income from commissioned loans	-	21,089	-21,089	-100.00
Increase (decrease) in owner's equity of invested entities adjusted based on equity method	64,905,393	81,426,241	-16,520,848	-20.29
Dividend announced and paid by invested entities calculated based on cost method	26,044,969	20,362,644	5,682,325	27.91
Amortisation of equity investment difference	-	-256,743	256,743	-100.00
Reversal of / (allowance for) impairment provision of long-term investment	-	741,426	-741,426	-100.00
Others	941,068	-1,441,363	2,382,431	N/A
Total	117,955,306	101,299,102	16,656,204	16.44

Notes:

1. Increase (decrease) in owner's equity of invested entities adjusted based on equity method for this period was RMB64.91 million, a decrease of RMB16.52 million compared with the RMB81.43 million for the same period last year, down by 20.29%, reflecting mainly

amortisation of pre-operating expenses of Wuhan Jin Jiang Hotel Co., Ltd. (a joint venture of the Company under trial operation) during the report period and losses on initial operation amounting to 20.13 million.

2. Dividend announced and paid by invested entities calculated based on cost method for this period was RMB26.04 million, an increase of RMB5.68 million compared with RMB20.36 million for the same period last year, up by 27.91%, which was mainly because that Hangzhou KFC paid dividend of RMB14.44 million, an increase of RMB2.78 million year-on-year, Suzhou KFC paid dividend of RMB7.15 million, up by RMB2.23 million than that of last year, and Wuxi KFC paid dividend of RMB3.94 million, increasing by RMB1.12 million over the same period last year.

5) Investment income from affiliated enterprises and joint ventures
The said investment income as of this period was RMB64.91 million, a drop of RMB16.52 million compared with RMB81.43 million for the same period last year, down by 20.29%, which was mainly because that amortisation of initial expenses of Wuhan Jin Jiang Hotel Co., Ltd. (a joint venture of the Company under trial operation) during the report period and losses on initial operation amounting to 20.13 million.

6) Non-operating income
Non-operating income as of this period was RMB1 million, a decrease of RMB12.20 million compared with RMB13.20 million for the same period last year, down by 92.41%, as non-operating income for the same period last year included net income received for the requisitioning of land and buildings owned by subsidiaries of the Company.

7) Non-operating expense
Non-operating expense for this period was RMB0.19 million, a decrease of RMB3.07 million compared with RMB3.26 million for the same period last year, down by 94.12%, mainly as a result of the decrease in affiliated companies' losses on disposal of fixed assets for this period compared with the same period last year.

3.1.3 Particulars of change in items in cash flow statement and reasons

Items	1st January to 30th September		+/- year-on-year	
	2007	2006	Amount	%
Net cash flow from operating activities	92,158,755	94,167,391	-2,008,636	-2.13
Net cash flow from investing activities	56,485,816	28,003,357	28,482,459	101.71
Net cash flow from financing activities	-205,304,669	-178,334,606	-26,970,063	Inapplicable

Brief analysis of reason for change

1) Net cash flow from operating activities for this period was RMB92.16 million, a drop of RMB2.01 million compared with RMB94.17 million for the same period last year, down by 2.13%, which was mainly because of the increase in labour cost, tax expenses and purchase prepayments of the Company and its subsidiaries.

2) Net cash flow from investing activities for this period was RMB56.49 million, an increase of RMB28.48 million compared with RMB28.00 million for the same period last year, up by 101.71%, which was mainly because of the Company's disposal of available-for-sale financial assets and reduction in the purchase and construction of fixed assets.

3) Net cash flow from financing activities for this period was RMB -205.30 million, a decrease of RMB26.97 million compared with RMB -178.33 million for the same period last year, which was mainly due to the increase of dividend distribution by the Company.

3.2 Progress of significant events, analysis of its impact and proposed solutions

√ Applicable ☐Not applicable

Connected transactions relating to daily operations

(1) Significant connected transactions relating to the sales of goods or provision of services

Related party	Subject	Pricing principle	Amount	As a percentage of total amount of similar transactions (%)	Payment method	Effect on profit of the Company
Jinjiang Hotels Group and its subsidiaries engaged in hotel services	Hotel management	Market price	37,367,439	57.33	Cash	Expanding the market for hotel management
Jinjiang International, Jinjiang Hotels Group and their subsidiaries engaged in hotel services	Sales of goods	Market price	96,868,346	84.86	Cash	Cost reduction through consolidated purchase and supply

(2) Deposit of Financial Company

The Company deposited a portion of its settlement funds or unused funds into Jinjiang International Group Finance Co., Ltd. (an authorized non-bank financial institution), and the balance was RMB469.96 million as at the end of the report period. At the Company's General Meeting 2006 held on May 30, 2007, a resolution on the deposit with the finance company was examined and approved to cap the balance of projected deposits with Jinjiang International Group Finance Co., Ltd. in 2007 at RMB800 million.

3.3 Performance of undertakings by the Company, its shareholders and de facto controller

□Applicable √Not applicable

3.4 Warnings of projected probable loss or significant change of the accumulated net profit made during the period from the beginning of the year to the end of the next report period compared with the same period of the last year, and explanation of reasons for such projections

□Applicable √Not applicable

3.5 Other significant events requiring explanation

3.5.1 Securities investment

√Applicable □Not applicable

No.	Stock code	Abbreviated name	Number of shares held (shares)	Percentage of equity interests in the investees (%)	Initial investment cost (RMB Yuan)	Accounting classification
1	600655	Yuyuan Tourist Mart	515,315	<1%	1,733,060.00	Available-for-sale financial assets
2	601328	Bank of Communications	801,400	<1%	1,000,000.00	Available-for-sale financial assets
3	600627	Shangdian Gufen	180,000	<1%	660,000.00	Available-for-sale financial assets
4	600647	Tongda Venture	330,000	<1%	539,437.47	Available-for-sale financial assets
Total			-	-	3,932,497.47	

3.5.2 Equity interests in non-listed companies and listing candidates held by the Company

√Applicable □Not applicable

Name of investee	Initial investment amount (RMB Yuan)	Number of shares held (shares)	Percentage of equity interests in the investees (%)	Book value at period-end (RMB Yuan)
Changjiang Securities Co., Ltd.	156,026,908	150,000,000	7.5%	156,026,908

Shenyin Wanguo Securities Co., Ltd.	10,000,000	11,088,566	<1%	5,000,000
China Quanjude (Group) Co., Ltd.	1,180,000	1,000,000	<1%	1,180,000
Total	167,206,908	162,088,566	-	162,206,908

Notes:

1. Changjiang Securities Co., Ltd. (hereinafter referred to as "Changjiang Securities") is subject to a proposed merger with Shijiazhuang Refining & Chemical Co., Ltd. by way of absorption. Prior to the merger by absorption, the Company has reserved 5% of its equity interests in Changjiang Securities (7,500,000 shares) for the purpose of implementing the employee share incentive plan of Changjiang Securities. The shareholding of the Company in Changjiang Securities will be reduced to 142,500,000 shares or 7.12% after deducting the reserved equity interests as mentioned above. The implementation of such employee share incentive plan is subject to the approval of supervisory authorities.

According to an announcement published by Shijiazhuang Refining & Chemical Co., Ltd. (stock code: 000783, hereinafter referred to as "Shijiazhuang Refining") on the voting result of the First Extraordinary General Meeting and Relevant General Meetings on Share Segregation Reform held on 15th February 2007, the "Resolution on the Proposal of Share Merger Reform of Shijiazhuang Refining & Chemical Co., Ltd" and, the "Report on the Sale of Significant Assets, Private Repurchase of Shares and the Absorption of Changjiang Securities Co., Ltd. by way of Issuance of New Shares were duly examined and approved by the general meeting of Shijiazhuang Refining. Assuming completion of the merger by absorption and the Share Segregation Form, the shareholding of the Company in Changjiang Securities will be converted to 100,637,463 shares or 6.01% in Shijiazhuang Refining after the merger by absorption. The transaction is subject to approval or endorsement by relevant supervisory authorities of the State. As at the date of this report, the transaction has yet to be implemented.

2. On 26th October, 2007, China Quanjude (Group) Co., Ltd. published a Letter of Intent relating to the Initial Public Offering of its shares. The application by the said company to issue not more than 36 million RMB ordinary shares (A share) in initial public offering has been approved by the CSRC by virtue of the document ZJFX Zi [2007] No. 377. (http://www.szse.cn)

3.5.3 Accounts receivable from a securities company

On 20th September, 2004, the sales department of a securities company issued a note with the amount of RMB 14,684,475 to a subsidiary of the Company. The note was subsequently dishonoured upon presentation by the subsidiary to the bank for payment. The subsidiary filed the case with the Shanghai First Intermediate People's Court after the said sales department

had failed to respond to demands for payment. At the same time, the subsidiary applied to the Court for the freezing of owned properties of the sales department with an area of 1,591.1 square meters during the litigation.

On 25th April, 2005, the Shanghai First Intermediate Peoples' Court issued its verdict in favour of the subsidiary. However, the sales department filed an appeal to the Shanghai Higher People's Court. On 26th July, 2005, the Shanghai Higher People's Court ruled to suspend the case on the grounds that a notice had been received from the Shanghai Supreme People's Court ordering cases in which the securities company was a defendant to be put on hold.

After repeated negotiations, this securities company paid the aforesaid amount to the subsidiary of the Company on 4th September, 2007. On 10th September 2007, the subsidiary of the Company withdrew the lawsuit from the Shanghai First Intermediate Peoples' Court and applied for the released of aforesaid freezing of properties during litigation released from application for lawsuit preservation for Shanghai No. 1 Intermediate People's Court September 10, 2007.

3.5.4 Guarantee

The Company held the 14th Meeting of the 5th Board of Directors on 25th July, 2007, in which the proposal on providing guarantee in respect of loans of Shanghai Jinjiang Tung Lok Catering Management Co., Ltd. was examined and approved.

Shanghai Jinjiang Tung Lok Catering Management Inc. (hereinafter referred to as "Jinjaing Tung Lok") was established by Shanghai Jinjiang International Catering Investment Management Co., Ltd., in which the Company held 100% equity interests, in joint venture with Singapore Tung Lok (China) Holding Pte. Ltd. in January 2006. At present, the registered capital of the Company was RMB10 million and Shanghai Jinjiang International Catering Investment Management Co., Ltd. holds a 51% equity interest.

The first restaurant of "Jinjiang Tung Lok" was opened in Shanghai in June 2006, and the second restaurant was opened in Wuhan in August 2007. In order to meet the needs of business development, the Board of Directors of "Jinjiang Tung Lok" approved a resolution on raising RMB4 million through external financing in January 2007. In accordance with its proportion of shareholding, the Company provided a credit guarantee in respect of a loan of RMB2.04 million from Jinjiang International (Group) Finance Co., Ltd. requested by "Jinjiang Tung Lok". The term of this loan is from 24th September, 2007 to 24th September, 2010 and the guarantee is in the form of joint responsibility guarantee.

Shanghai Jinjiang International Hotels Development Co., Ltd.
Legal Representative: Yu Minliang

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the PRC
30 October 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the INEDs are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代碼：2006)

不尋常交易量變動

本聲明乃應香港聯合交易所有限公司(「**聯交所**」)之要求而發表。我們已知悉今天上海錦江國際酒店(集團)股份有限公司(「**本公司**」)股票的交易量上升。

茲聲明我們並不知悉導致股票交易量上升之任何原因。我們謹確認目前概無任何有關收購或變賣之商談或協議須根據香港聯合交易所有限公司證券上市規則(「**上市規則**」)第13.23條須予以公開者。我們亦不知悉任何其他屬於或可能屬於價格敏感性質之事宜為根據上市規則第13.09條規定之一般責任而須予以公開者。

上述聲明乃承本公司之命而做出，本公司董事會(「**董事會**」)各董事願就本聲明之準確性承擔個別及共同之責任。

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2008年1月3日

於本公告日期，本公司執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，本公司非執行董事為沈懋興先生，本公司獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱"Shanghai Jin Jiang International Hotels (Group) Company Limited"登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

UNUSUAL TRADING VOLUME MOVEMENTS

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). We have noted today's increase in the trading volume of the shares of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "**Company**").

We wish to state that we are not aware of any reasons for such increase. We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). We are also not aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

Made by order of the Company, the board of directors of which (the "**Board**") individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited*
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China, 3 January 2008

As at the date of this announcement, the executive directors of the Company are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director of the Company is Mr. Shen Maoxing, and the independent non-executive directors of the Company are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

貝克‧麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 JAN -9 A 10: 10

January 3, 2008

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company and brief English descriptions of such documents, as applicable, which were made public since our last submission dated December 17, 2007, copies of which are enclosed with this letter (a list of index is provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned

in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2342 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu/ Ingrid Ling/ Michele Lam

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on December 17, 2007

1. Overseas Regulatory Announcement regarding an Indicative Announcement, dated December 21, 2007, by the Company.
2. Announcement regarding Unusual Price and Trading Volume Movements, dated January 2, 2008, by the Company.

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：2006)

於其他海外監管市場發布的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發布。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一家以A股和B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司(「本公司」)於2007年12月21日於上海和香港發布：

證券代碼：600754(A股)　　900934(B股)　　編號：臨2007-021

證券簡稱：錦江股份(A股)　　錦江B股(B股)

上海錦江國際酒店發展股份有限公司

提示性公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

2007年12月7日，石家莊煉油化工股份有限公司(以下簡稱「石煉化」)披露「石煉化以新增股份吸收合併長江證券有限責任公司(以下簡稱「長江證券」)獲得中國證券監督管理委員會核准公告」。2007年12月20日，石煉化披露「石煉化股權分置改革方案實施公告」：石煉化股權分置改革方案實施完畢後，其股票將於2007年12月27日恢復交易，對價股份上市流通，其股份簡稱改為「長江證券」。

本公司持有吸收合併後石煉化的股份為100,637,463股，佔其總股本的6.01%，該部分股份的鎖定期為三十六個月。

敬請投資者注意風險。

上海錦江國際酒店發展股份有限公司董事會

2007年12月21日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2007年12月21日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啓宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese versions of the following announcement will be released on 21 December 2007 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A shares and B shares are listed on the Shanghai Stock Exchange:

Stock Code: 600754 (A share), 900934 (B share) No.: Lin 2007-021
Stock Short Name: Jinjiang Gu Fen (A share), Jinjiang B Gu (B share)

Shanghai Jin Jiang International Hotels Development Company Limited

Indicative Announcement

Shanghai Jin Jiang International Hotels Development Company Limited (hereinafter referred to as the "Company") and all members of the Board of Directors warrant that the contents of this announcement is true, accurate and complete and jointly and severally accept responsibility for any misrepresentations, misleading statements and material omissions carried herein.

On 7 December 2007, Shijiazhuang Refining & Chemical Co., Ltd. (hereinafter referred to as "SRCC") disclosed the Announcement in respect of Approval by China Securities Regulatory Commission on SRCC Merging Changjiang Securities Co., Ltd. (hereinafter referred to as "Changjiang Securities") by Absorption by way of Issuance of New Shares. On 20 December 2007, SRCC disclosed the Announcement on the Implementation of the SRCC Share Reform Plan: Subsequent to the completion of the implementation of the SRCC share reform plan, its shares shall resume trading on 27 December 2007, the consideration shares shall be listed for circulation and its stock short name shall be changed to "Changjiang Securities."

The 100,637,463 shares of SRCC subsequent to the merger by absorption, representing 6.01% of its total share capital, held by the Company is subject to a lockup period of 36 months.

Investors are reminded of the risks involved.

By Order of the Board of Directors of
Shanghai Jin Jiang International Hotels Development Company Limited

21 December 2007

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the PRC
21 December 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the INEDs are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代碼：2006)

不尋常價格與交易量變動

本聲明乃應香港聯合交易所有限公司(「**聯交所**」)之要求而發表。我們已知悉今天上海錦江國際酒店(集團)股份有限公司(「**本公司**」)股票的價格和交易量同告上升。

茲聲明我們並不知悉導致股票價格和交易量上升之任何原因。我們謹確認目前概無任何有關收購或變賣之商談或協議須根據香港聯合交易所有限公司證券上市規則(「**上市規則**」)第13.23條須予以公開者。我們亦不知悉任何其他屬於或可能屬於價格敏感性質之事宜為根據上市規則第13.09條規定之一般責任而須予以公開者。

上述聲明乃承本公司之命而做出，本公司董事會(「**董事會**」)各董事願就本聲明之準確性承擔個別及共同之責任。

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2008年1月2日

於本公告日期，本公司執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，本公司非執行董事為沈懋興先生，本公司獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱"Shanghai Jin Jiang International Hotels (Group) Company Limited"登記為非香港公司。*

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). We have noted today's increases in the price and trading volume of the shares of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "**Company**").

We wish to state that we are not aware of any reasons for such increases. We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). We are also not aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

Made by order of the Company, the board of directors of which (the "**Board**") individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited*
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China, 2 January 2008

As at the date of this announcement, the executive directors of the Company are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director of the Company is Mr. Shen Maoxing, and the independent non-executive directors of the Company are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END